May 3, 2005


Via U.S. Mail and Fax
Sandra G. Thomas
Secretary
First Avenue Networks, Inc.
230 Court Square, Suite 202
Charlottesville, VA 22902


	Re:	First Avenue Networks, Inc.
		Amendment No. 3 to Form S-3
		Filed April 22, 2005
		File No. 333-122684

		Draft Form 10-K for fiscal year ended December 31, 2004
		Submitted April 22, 2005


Dear Ms. Thomas:

      We have reviewed your filings and your April 25, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-3 and your Form 10-K for the fiscal year ended December 31, 2004 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus Summary, page 1
1. Please continue to revise the summary section to balance your disclosure and to clarify which of your services are generating revenue and which are not yet operational. For instance, it appears that you are only generating revenue from backhauling cellular traffic and are generating limited revenue from leasing your spectrum. You should clarify which of your services are merely developmental as opposed to operational and eliminate all disclosure that suggests your developmental services are currently operational.
In this regard, please begin your summary section discussing the new direction and developmental nature of your business.
2. Please delete or revise your statement regarding your long-term objective of participating in and leading the growing fixed wireless market. Given the competitive nature of your industry and your stage of development, it appears premature to suggest that you may attain a leading position in the fixed wireless industry.
3. Please revise to eliminate repetitive disclosure in your summary section. For example, you state in multiple sections of the summary that you have generated net operating losses since inception, that you do not plan to hire additional employees or build the required infrastructure to deliver your services until you have signed long-term contracts, and that you backhaul cellular traffic. You do not need to repeat this disclosure if it is clearly highlighted at the beginning of your summary disclosure. As another example, you repeat two paragraphs describing your services on pages 1 and 2. Please pare down your summary section to eliminate duplicative disclosure.

Selling Stockholders, page 11
4. Please revise to clearly explain how and when the warrants issued in the December 2004 private placement are exercisable or will become exercisable. For instance, clarify, if true, that 50% of the warrants are no longer exercisable and have been canceled, explaining or eliminating your statement that "50% of the shares underlying these warrants are no longer subject to vesting as the conditions under which they would become exercisable have been met by the company." As to the other 50% of the warrants, succinctly discuss how and when these warrants would become exercisable so that an ordinary investor would understand the 180-day and 210-day provisions. For example, it appears that if the Form S-3 is not effective within 180 days of the closing, 25% of the warrants will be exercisable, and that if the Form S-3 is not effective within 210 days of the closing, the other 25% will become exercisable. Does this mean that these warrants will not be exercisable and will be canceled if you have an effective registration statement covering the investors` shares prior to the 180 day point? Or, does this mean that only 25% of the warrants will be exercisable if the Form S-3 goes effective before day 210? We may have further comments once we understand under what conditions the warrants become exercisable.

Draft 10-K for the fiscal year ended December 31, 2004

5. In response to our prior comment 11, you inserted an additional paragraph in the first bullet point under "Critical Accounting Matters and Significant Estimates" to more fully explain to the reader why you consider your FCC licenses to be indefinite lived assets. You also provided supplemental support detailing why you believe the likelihood of losing your FCC licenses is remote. In the first numbered assertion below your response to our prior comment 11, you state that licenses are renewed based upon service provided as of the renewal date, not the service period preceding the renewal date.
Basically, you imply that it does not matter what a license holder has done in the ten year period prior to the renewal, but rather what the license holder is doing at that moment.

Revise Management`s Discussion and Analysis and the risk factor captioned "Our FCC licenses may not be renewed upon expiration..." on page 4 of the Form S-3 to include this important fact. We believe that the reader should be aware of the FCC`s policy when considering the risk.

*	*	*	*

      Please amend your Form S-3 and your Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.







      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paul Monsour, Staff Accountant, at (202)
551-
3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.


							Sincerely,


							\s\ Michele Anderson
							Branch Chief























cc:	Juliana Capata
	Ropes & Gray LLP
	Via Facsimile: (415) 315-6350
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First Avenue Networks, Inc.
Ms. Sandra G. Thomas
July 5, 2005
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE